Unaudited Consolidated Financial Statements

For the Second Quarter Ended June 30, 2009

0

Augusta Resource Corporation
Consolidated Balance Sheets
(Unaudited - in U.S. dollars)

	June 30,	December 31,
	2009	2008
ASSETS		(Notes 2)
Current
Cash and cash equivalents	$1,222,498	$7,563,190
Accounts receivable	1,430,186	1,466,216
Prepaids and deposits	534,813	359,063
Total current assets	3,187,497	9,388,469
Capital assets - Note 5	6,140,559	5,880,316
Deposits on long-lead equipment - Note 5	27,129,054	17,892,993
Other assets	2,084,900	2,854,475
Mineral properties - Note 6	26,553,788	26,468,366
Deferred development costs - Note 6	57,384,903	48,117,552
Total assets	$122,480,701	$110,602,171

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,436,603	$3,774,450
Current portion of long-term debt - Note 7	41,726,963	556,945
Total current liabilities	46,163,566	4,331,395
Long-term debt - Note 7	3,534,650	35,692,184
Total liabilities	49,698,216	40,023,579

SHAREHOLDERS' EQUITY
Share capital - Notes 8 and 13	96,443,082	92,614,531
Contributed surplus	16,633,645	15,466,475
Accumulated comprehensive income	171,104	171,104
Deficit	(40,465,346)	(37,673,518)
Total shareholders' equity	72,782,485	70,578,592

Total liabilities and shareholders' equity	$122,480,701	$110,602,171

Commitments (Note 11)

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke, Director	Gil Clausen, Director

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Shareholders' Equity
June 30, 2009
(Unaudited - in U.S. dollars except for shares)

				Accumulated
	Common Shares without			Other		Total
	Par Value		Contributed	Comprehensive		Shareholders'
	Shares	Amount	Surplus	Income	Deficit	Equity
			(Note 2)	(Notes 2)	(Note 2)	(Note 2)
Balance, December 31, 2007	88,588,061	$92,130,109	$12,870,529	$3,454,713	$(26,144,936)	$82,310,415
Exercise of stock options	146,200	484,422	(199,641)	-	-	284,781
Stock-based compensation expense	-	-	2,378,054	-	-	2,378,054
Stock-based compensation
capitalized	-	-	417,533	-	-	417,533
Cumulative translation adjustment	-	-	-	(3,283,609)	-	(3,283,609)
Net loss for the year	-	-	-	-	(11,528,582)	(11,528,582)
Balance, December 31, 2008	88,734,261	92,614,531	15,466,475	171,104	(37,673,518)	70,578,592
Shares issued pursuant to private
placement	3,350,000	3,740,211	251,052	-	-	3,991,263
Share issue costs	-	-	-	-	(346,467)	(346,467)
Shares issued as compensation	67,000	88,340	5,021	-	-	93,361
Stock-based compensation expense	-	-	619,047	-	-	619,047
Stock-based compensation
capitalized	-	-	292,050	-	-	292,050
Net loss for the period	-	-	-	-	(2,445,361)	(2,445,361)
Balance, June 30, 2009	92,151,261	$96,443,082	$16,633,645	$171,104	$(40,465,346)	$72,782,485

Augusta Resource Corporation
Consolidated Statements of Comprehensive Loss
For the three and six months ended June 30, 2009 and 2008
(Unaudited - in U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
		(Notes 2 and 12)		(Notes 2 and 12)

Net loss for the period	$(892,178)	$(2,752,498)	$(2,445,361)	$(5,063,566)
Other comprehensive loss in the period
Cumulative translation adjustment	-	1,879,871	-	1,685,925
Comprehensive loss for the period	$(892,178)	$(872,627)	$(2,445,361)	$(3,377,641)

Augusta Resource Corporation
Consolidated Statements of Operations
For the three and six months ended June 30, 2009 and 2008
(Unaudited - in US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
		(Notes 2 and 12)		(Notes 2 and 12)

EXPENSES
Salaries and benefits	$388,457	$185,212	$955,192	$1,051,374
Stock-based compensation	180,711	489,299	619,047	971,351
Legal, Accounting and Audit	392,668	694,143	560,440	1,681,605
Travel	29,850	84,418	76,598	214,653
Consulting and Advisory services	19,526	412,510	49,555	538,738
Filing and Regulatory fees	31,043	34,813	76,624	147,748
Recruiting fees	-	34,608	30,553	111,100
Office and Administration	60,046	78,049	103,454	149,612
Rent	33,373	30,131	70,645	71,501
Investor Relations	28,267	25,141	43,169	66,042
Directors' fees	29,581	63,790	54,217	86,877
Insurance	48,386	53,365	87,861	71,993
Membership and Conferences	6,543	-	16,819	-
Amortization	29,473	15,509	62,232	30,762
Fiscal and Advisory services	1,839	9,816	4,801	11,331
Loss from operations	(1,279,763)	(2,210,804)	(2,811,207)	(5,204,687)
Interest and other income (expenses)	179,198	(97,741)	403,642	505,644
Other expenses	(184,579)	(193,613)	(251,809)	(431,481)
Foreign exchange gains (losses)	412,488	(200,424)	260,243	169,902
Interest and finance charges	(19,522)	(49,916)	(46,230)	(102,944)
Net loss for the period	$(892,178)	$(2,752,498)	$(2,445,361)	$(5,063,566)

Basic and diluted loss per share	$(0.01)	$(0.03)	$(0.03)	$(0.06)
Weighted average number of shares outstanding	91,512,920	88,590,061	90,131,267	88,589,961

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2009 and 2008
(Unaudited - in US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
		(Notes 2 and 12)		(Notes 2 and 12)
Cash flows used in operating activities
Net loss for the period	$(892,178)	$(2,752,498)	$(2,445,361)	$(5,063,566)
Items not involving cash
Amortization	29,473	15,509	62,232	30,762
Unrealized foreign exchange losses (gains)	101,673	(10,850)	197,155	(381,176)
Stock-based compensation	180,711	489,301	619,047	971,353
Other	(154,442)	219,170	(213,722)	(50,473)
	(734,763)	(2,039,368)	(1,780,649)	(4,493,100)
Changes in non-cash working capital items
Accounts receivable	44,047	113,172	36,851	(19,815)
Prepaids and deposits	15,398	38,441	(175,751)	(116,225)
Accounts payable and accrued liabilities	418,166	165,667	(499,283)	(316,370)
Cash used in operating activities	(257,152)	(1,722,088)	(2,418,832)	(4,945,510)

Financing activities
Shares issued for cash	3,991,263	-	3,991,263	199
Share issue costs	(268,990)	-	(268,990)	-
Proceeds from loan facility (Note 7)	228,053	13,279,087	8,956,035	13,279,089
Repayment of long-term note	-	-	(556,945)	(554,669)
Cash provided by (used in) financing activities	3,950,326	13,279,087	12,121,363	12,724,619

Investing activities
Mineral property acquisitions	(15,000)	(26,235)	(25,000)	(1,355,002)
Deposits on long-lead equipment	(478,000)	(6,283,052)	(9,236,061)	(11,227,533)
Deferred development expenditures	(4,187,436)	(5,565,310)	(7,287,811)	(7,193,449)
Capital asset additions	(322,476)	(61,153)	(322,476)	(61,153)
Proceeds from sale of discontinued operation	-	-	1,000,000	1,597,356
Cash used in investing activites	(5,002,912)	(11,935,750)	(15,871,348)	(18,239,781)

Effect of exchange rate changes on cash and
cash equivalents	(94,526)	67,837	(171,875)	(393,275)
Decrease in cash and cash equivalents during
the period	(1,404,264)	(310,914)	(6,340,692)	(10,853,947)
Cash and cash equivalents, Beginning of
period	2,626,762	15,352,116	7,563,190	25,895,149
Cash and cash equivalents, End of period	$1,222,498	$15,041,202	$1,222,498	$15,041,202

Non-cash disclosure of investing and financing activities
Common shares and share purchase warrants
issued as compensation (Note 8(b))	$93,361	$-	$93,361	$-

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Augusta Resource Corporation (“Augusta” or the “Company”) is a base metals company engaged in the exploration and development of mineral properties in North America. The Company’s most significant asset is the Rosemont copper project (“Rosemont property”) near Tucson, Arizona.

The Company has no revenues from operations and does not expect to generate any revenues from operations in the foreseeable future. The Company’s planned activities for 2009 and 2010 anticipate significant Rosemont Project expenditures exceeding its current cash reserves. The Company will require additional capital to fund its business activities, including permitting and development expenditures, land purchases and deposits on long lead time mining equipment. The funds required for the planned activities in 2009 and 2010 are expected to be raised through the recently announced Offering (Note 13 (c)) and additional debt and equity financings, and possibly through joint ventures, producing sharing arrangements or other means. Recent upheavals in financial markets worldwide could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet it ongoing obligations on a timely basis or to raise the additional funds that it requires could result in the delay or indefinite postponement of further exploration and development of its property which may in turn, result in an impairment charge being required with respect to the Company’s mineral properties and deferred development costs.

2.	CHANGE IN REPORTING CURRENCY

Prior to 2009 the Company’s consolidated financial statements were reported in Canadian dollars. Effective January 1, 2009, the Company changed its reporting currency from Canadian dollars to U.S. dollars. As a result of the change in reporting currency, the Company is required to restate all comparative amounts to U.S. dollars by translating the assets and liabilities using the current rate method. Under this method the assets and liabilities are translated into U.S. dollars at the United States/Canadian dollar exchange rate in effect at the end of each prior reporting period, the income statement translated using the average rate for the year and shareholders’ equity translated at historical rates. This change in reporting currency is reflected in Accumulated Other Comprehensive Income, a component of shareholders’ equity.

The effect of the change in reporting currency on the December 31, 2008 consolidated financial statements was a $171,104 adjustment to accumulated other comprehensive income.

3.	ACCOUNTING POLICIES

a)	Basis of presentation

These unaudited interim consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as described in Note 4. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

The unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company transactions have been eliminated on consolidation.

b)	Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation for the current year.

4.	ADOPTION OF NEW ACCOUNTING STANDARDS

a)	Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosures of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period” was withdrawn.

The standard was effective for our fiscal year beginning on January 1, 2009. Adoption of this standard did not have any effect on the Company’s financial statements.

b)	Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities.

The standard is effective for our fiscal year beginning on January 1, 2009 and adoption of EIC-173 did not have any effect on the Company’s financial statements.

c)	Mining Exploration Costs

In March 2009, CICA issued EIC-174, “Mining Exploration Costs”. EIC-174 provides guidance on the accounting and impairment review of exploration costs. This standard is effective for our fiscal year beginning on January 1, 2009. The application of EIC-174 did not have any effect on the Company’s financial statements.

d)	International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation’s

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

reporting no later than in the first quarter of 2011 with restatement of comparable information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion. The Company is completing its IFRS conversion plan which will outline the steps required for 2009 and 2010 for the transition to IFRS.

5.	CAPITAL ASSETS AND DEPOSITS ON LONG-LEAD EQUIPMENT

Capital assets consist of:

	June 30, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value
Land	$2,756,250	-	$2,756,250	$2,751,250	$-	$2,751,250
Water rights	2,841,764	-	2,841,764	2,545,070	-	2,545,070
Vehicles	250,157	44,283	205,874	234,320	20,851	213,469
Buildings	170,679	24,440	146,239	168,828	29,577	139,251
Furniture and equipment	64,655	35,276	29,379	64,619	20,177	44,442
Computer software	174,672	64,179	110,493	173,517	40,252	133,265
Computer hardware	80,837	30,277	50,560	78,933	25,364	53,569
	$6,339,014	$198,455	$6,140,559	$6,016,537	$136,221	$5,880,316

Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has received tradable water storage certificates for this water inventory.

Deposits on long-lead equipment

During the three months ended June 30, 2009, the Company made a scheduled deposit of $478,000 for a crusher as part of scheduled long-lead equipment purchases. For the six months ended June 30, 2009, the Company has made deposits totalling $9,236,061 for the mill, mill drive equipment and crusher purchases.

As at June 30, 2009, the Company has made deposits totalling $27,129,054 towards long-lead equipment purchases.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

6.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT COSTS

Mineral properties consist of:
	2009	2008

Balance, December 31, 2008 and 2007	$26,468,366	$24,162,314
Acquisition costs	25,000	2,306,052
Interest accretion	60,422	-
Balance, June 30, 2009 and December 31, 2008	$26,553,788	$26,468,366

Development costs consist of:
	2009	2008
		(Note 12)
Balance, December 31, 2008 and 2007	$48,117,552	$23,363,258
Work program expenditures	8,444,232	23,922,516
Capitalized loan interest charges	531,069	414,224
Capitalized stock compensation expense	292,050	417,554
Balance, June 30, 2009 and December 31, 2008	$57,384,903	$48,117,552

On June 1, 2005, the Company announced that it had entered into an option agreement (the “Agreement”) to purchase 100% of the Rosemont property in Pima County, Arizona. The Rosemont property is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”).

The Agreement provided the Company with the right to purchase a 100% interest in the Rosemont property for $20.4 million and subject to a 3% net smelter royalty. The Rosemont property comprises of 15,000 acres (6,080 hectares) of patented and unpatented claims, fee land and surface grazing rights. The $20.4 million purchase price was payable over a three-year period. After the Company made its first payment of $6.7 million in 2005, on March 31, 2006 the Company exercised its option to purchase the Rosemont property with a final payment of $13.7 million. The $20.4 million purchase price was determined based on the fair value of the consideration provided and has been allocated to mineral properties.

During the six months ended June 30, 2009 work expenditures totalled $8,444,232 relating to the Rosemont project planning, basic engineering, environmental and permitting activities.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

7.	LONG-TERM DEBT

Long-term debt consists of:

	June 30,	December 31,
	2009	2008

Long-term note (a)	$1,491,595	$1,988,118
ASARCO production payment (b)	2,600,000	2,600,000
Loan facility ( c)	41,170,018	31,661,012
	45,261,613	36,249,130
Current portion	(41,726,963)	(556,945)
	$3,534,650	$35,692,184

a)	Long-term note

On February 20, 2007, the Company entered into an agreement to purchase 53-acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of $988,031 as well as the assumption of a promissory note, bearing interest at 8%, for $2,223,720. The promissory note, which is secured by a trust deed on the property, requires five equal payments for principal and interest of $556,945 on the February 20 anniversary date. On February 20, 2009 the second payment of $556,945 was made.

b)	ASARCO production payment

The Company announced on January 16, 2009 that an agreement had been reached with ASARCO that fully and finally resolves a lawsuit ASARCO filed against the Company on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which the Company acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004. On March 26, 2009, the Company was granted an Order of Dismissal by the United States Bankruptcy Court with each party to bear its own fees, costs and expenses.

As part of the settlement, the Company made a $250,000 cash payment to ASARCO, which was paid in the first quarter of 2009, and specified annual production payments (“production payments”) over an eight year period once Rosemont reaches commercial production. The Company also has the right of a pre-production, pre-payment option for the production payments at the net present value of the aggregate annual payments, using a 18% discount rate, as mutually agreed with ASARCO.

The ASARCO production payments arose from a contingency that can be reasonably measured and existed at December 31, 2008. As a result, the Company recorded a $2,600,000 liability with respect to pre-production payment option.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

c)	Loan facility

On June 17, 2008 the Company announced that its wholly owned subsidiary, Rosemont Copper Company had entered into a loan agreement with Sumitomo Corporation of America (“Sumitomo”), a wholly owned subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo will provide a $40,000,000 loan facility to be drawn down by Rosemont over the twelve month period to June 30, 2009 to fund major equipment contracts ($27 million) and general working capital ($13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50%. There were no other fees associated with the facility. The loan is guaranteed by the Company and is secured against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature on June 17, 2010. In exchange for the loan, Augusta granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project. Sumitomo’s rights expired unexercised.

During the three months ended June 30, 2009, the Company drew down the remaining $228,054 balance (six months ended June 30, 2009 - $8,956,035) from the loan facility to make a scheduled $478,000 deposit on a crusher. In addition, the Company accrued $279,663 of loan interest during the second quarter (six months ended June 30, 2009 - $557,102) of which $268,568 (six months ended June 30, 2009 - $531,069) had been capitalized to the Rosemont project.

As at June 30, 2009, the principal amount owing on the loan facility was $40,000,000 (December 31, 2008 - $31,043,962) and accrued interest, net of financing costs, totaled $1,170,019 (December 31, 2008 - $617,049). Since the loan facility is due on June 17, 2010, the outstanding balance plus accrued interest has been reclassified to current liabilities.

8.	SHARE CAPITAL

a)	Authorized:	Unlimited number of common shares without par value

b)	Issued:	Changes in the Company’s share capital were as follows:

	Number of
	shares	Amount
Balance at December 31, 2007	88,588,061	$92,130,109
Issued on exercise of stock options	146,200	484,422
Balance at December 31, 2008	88,734,261	92,614,531
Issued pursuant to private placement	3,350,000	3,740,211
Issued as compensation pursuant to private placement	67,000	88,340
Balance at June 30, 2009	92,151,261	$96,443,082

On April 17, 2009, the Company completed a private placement with the issuance of 3,350,000 units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$5,025,000. Each unit consists of one common share and one non-transferable share purchase warrant exercisable at Cdn$2.30 per warrant for a one year period and expires on April 17, 2010. The common shares are subject to a four month hold period.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

A finder’s fee consisting of cash of $206,858 (Cdn$251,250) and 67,000 units having a fair value of $93,361 (common shares - $88,340; share purchase warrants - $5,021) was paid to Peninsula Merchant Syndications Corp. In total, the Company incurred $346,467 of costs relating to this private placement and were charged to share issue costs.

Stock options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares being the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three/four years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

The following table summarizes the Company’s stock option plan as at June 30, 2009:

		Average
		Exercise
		Price
	Number of Shares	(Cdn$)
Outstanding as at December 31, 2007	5,887,000	$1.89
Granted	2,170,000	4.00
Exercised	(146,200)	2.02
Forfeited	(619,584)	2.80
Outstanding as at December 31, 2008	7,291,216	2.44
Granted	1,700,000	0.71
Forfeited	(505,416)	2.10
Outstanding as at June 30, 2009	8,485,800	$2.11

Exercisable options at June 30, 2009	4,842,454	$1.99

During the six months ended June 30, 2009, the Company granted 1,700,000 stock options (June 30, 2008 – 350,000 stock options). For the six months ended June 30, 2009, the Company had recognized a stock-based compensation expense of $911,097 for options granted to directors, employees and consultants of which $292,050 (2008 - $Nil) was capitalized to the Rosemont project.

The fair value of the stock options recognized during the six months ended June 30, 2009 has been estimated using the Black Scholes option pricing model. The assumptions used in this pricing model are as follows:

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

	2009	2008
Expected life	3.5	3.0
Expected volatility	80.8% - 89.5%	66.0%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	1.81% - 2.04%	3.17% - 4.09%

The following table summarizes stock options outstanding as at June 30, 2009:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
			Average		Weighted	Average
		Weighted	Remaining	Options	Average	Remaining
		Average	Contractual	Outstanding	Exercise	Contractual
	Options	Exercise	Life	and	Price	Life
	Exercise Prices (Cdn$)	Outstanding Price (Cdn$)	(Years)	Exercisable	(Cdn$)	(Years)
$0.10 - $1.96	4,210,800	$1.18	3.9	2,239,132	$1.38	2.5
$2.05 - $2.30	2,360,000	2.11	2.3	2,076,656	2.10	2.2
$3.50 - $3.61	300,000	3.56	3.6	100,000	3.56	3.6
$4.08 - $4.97	1,615,000	4.26	8.8	426,666	4.23	8.3
	8,485,800	$2.11	4.4	4,842,454	$1.99	3.0

Share purchase warrants

There are 3,417,000 share purchase warrants outstanding as at June 30, 2009. Each share purchase warrant is exercisable into one common share at a price of Cdn$2.30 per warrant and expires on April 17, 2010.

9.	FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk and liquidity risk.

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign currency exchange rates. The Company operates in Canada and the United States and a significant portion of its expenses are incurred in U.S. dollars. Historically, the Company’s primary source of financing is through the issuance of equity capital, which, had always been in Canadian dollars. A significant change in the currency exchange rate between the Canadian dollar relative to the U.S. dollar could have an adverse affect on the Company’s results of operations, financial position and cash flows.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Company has not hedged its exposure to currency fluctuations. As at June 30, 2009, the Company is exposed to currency risk through the following assets and liabilities:

in Canadian dollars	June 30, 2009	December 31, 2008
Cash and cash equivalents	$336,476	$3,620,666
Accounts receivable	$401,622	$363,226
Prepaids and deposits	$8,109	$10,511
Accounts payable and accrued liabilities	$367,692	$630,027

Based on the Company’s net exposure of Canadian dollar denominated financial assets and liabilities as at June 30, 2009, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase (decrease) of approximately $30,000 in the Company’s net loss.

b)	Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions and invested in short-term guaranteed investment certificates or banker’s acceptance.

Other assets relate primarily to a long term receivable from Ely Gold & Minerals Inc. (“Ely”) which is to be paid over the next four years and the Ely warrants are exercisable into Ely common shares at a price of Cdn$0.50 per share until August 28, 2009. In the event that Ely does not make the required scheduled payments, the Company can take back the common shares of DHI Minerals Inc. or the properties sold to Ely.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

To meet its current obligations, the Company has, subsequent to June 30, 2009, announced a Cdn$25 million bought deal equity financing and engaged in ongoing discussions with a number of financial institutions and other intermediaries regarding financing alternatives to advance the Rosemont project through permitting to construction. While the Company continues to seek alternative financing arrangements, it is not possible to predict whether these efforts will be successful.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

10.	RELATED PARTY TRANSACTIONS

The Company shares rent and administrative services with two companies, related by common directors and officers. During the six months ended June 30, 2009, the Company charged $207,797 (2008 - $234,743) to these companies for rent and administrative services. As at June 30, 2009, $243,717 (December 31, 2008 - $239,724) of accounts receivable was due from these two related companies and were repaid subsequent to June 30, 2009.

Also included in accounts receivable at June 30, 2009 is $82,339 (December 31, 2008 - $63,153) due from an Officer of the Company and companies related to the Officer.

Included in accounts payable and accrued liabilities at June 30, 2009 was $12,129 (December 31, 2008 - $75,290) due to an Officer of the Company for accrued salary.

All related party transactions are recorded at fair value.

11.	COMMITMENTS

The following table lists the known contractual obligations as at June 30, 2009:

	< 1 year	1 - 3 years	> 3 years	Total

Accounts payable and accrued liabilities	$4,436,603	$-	$-	$4,436,603
Note and loan facility (1)	41,726,963	934,650	-	42,661,613
Long-lead equipment purchases (2)	-	109,107,569	-	109,107,569
Asarco production payment	-	2,600,000	-	2,600,000
Operating lease obligations	150,573	165,920	-	316,493
Engineering, procurement and
Construction management (3)	-	52,678,497	-	52,678,497
	$46,314,139	$165,486,636	$-	$211,800,775

(1) $2,223,720 promissory note for the purchase of 53 acre parcel land, south of Tucson for a well field, pump station, and a possible water recharge location. The promissory note bears interest at 8% per annum and requires 5 equal instalments of $556,945 on the February 20 anniversary date, commencing in February 2008. Also, the $40,000,000 Sumitomo loan facility plus accrued interest matures on June 17, 2010 and has been classified as a current liability.

(2) The Company has signed agreements and letter awards for long-lead equipment purchases. Provisions in the agreements allow the Company, under certain circumstances, to assign, transfer or sell the contracts to third parties. In the event Augusta does not make the necessary instalment payments through to completion of the contracts the amount paid as deposits on long-lead equipment are not refundable. Refer to Note 17 of the December 31, 2008 audited annual consolidated financial statements for further information on the long-lead equipment purchases.

(3) Represents engineering, procurement and construction management services contract awarded to M3 Engineering & Technology Corporation for the Rosemont project.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Subsequent to June 30, 2009, the Company entered into an agreement to purchase Caterpillar 793F haulage trucks (Note 13(b)).

12.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Effective January 1, 2009, the Company changed its reporting currency from Canadian dollars to U.S. dollars. During the process of translating the consolidated financial statements to U.S. dollars for the first three quarters of 2008, the Company had determined that for the second quarter of 2008 it had incorrectly capitalized $262,804 (YTD - $1,071,914) of Asarco litigation costs, expensed $375,847 (YTD - $375,847) of Rosemont salaries and related benefits and expensed $961,552 (YTD - $1,494,097) of Rosemont drilling costs. These errors were subsequently corrected on the Company’s annual consolidated financial statements for the year ended December 31, 2008.

The effect of this restatement on the Company’s consolidated financial statements for the second quarter ended June 30, 2008 is summarized as follows:

Consolidated Statements of Operations
	Three months ended June 30, 2008			Six months ended June 30, 2008
	Previously			Previously
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
Loss from operations	$(3,285,399)	$1,074,595	$(2,210,804)	$(6,002,717)	$798,030	$(5,204,687)
Net loss for the period	$(3,827,093)	$1,074,595	$(2,752,498)	$(5,861,596)	$798,030	$(5,063,566)

Consolidated Statements of Cash Flows
	Three months ended June 30, 2008			Six months ended June 30, 2008
	Previously			Previously
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
Cashflow used in operating activities	$(2,796,683)	$1,074,595	$(1,722,088)	$(5,743,540)	$798,030	$(4,945,510)
Cashflow used in investing activities	$(10,861,155)	$(1,074,595)	$(11,935,750)	$(17,441,751)	$(798,030)	$(18,239,781)

13.	SUBSEQUENT EVENTS

Subsequent to June 30, 2009:

(a)

On July 15, 2009, Rosemont Copper Company (“Rosemont”), the Company’s 100% wholly- owned subsidiary, received written notification from the Arizona State Mine Inspector that the Rosemont Copper Project Mined Land Reclamation Plan (the “Reclamation Plan”) has been approved. The Reclamation Plan calls for reclamation to begin after the first year of production and continues throughout the life of the project.

(b)

On July 21, 2009, Rosemont signed an agreement with Empire Southwest LLC (“Empire”), a Caterpillar dealership headquartered in Mesa, Arizona, to purchase 23, 250-ton Caterpillar 793F haulage trucks for its 100% owned Rosemont Copper project. These trucks will be

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

purchased through a capital lease agreement with Caterpillar Financial Services Corporation for an amount up to $100 million.

(c)

On July 27, 2009, the Company entered into a bought deal financing (the “Offering”) with a syndicate of underwriters led by Wellington West Capital Markets Inc. (the “Underwriters”) for the issuance of 12,380,000 common shares at a price of Cdn$2.02 per common share for gross proceeds of Cdn$25,007,600. The Company also granted the Underwriters an over-allotment option, exercisable at anytime, in whole or in part, for a period of 30 days following the closing of the Offer, to purchase up to an additional 1,857,000 common shares at a price of Cdn$2.02 per common share. On August 7, 2009 the Underwriters provided notice to Augusta exercising the over-allotment option in full for additional gross proceeds to Augusta of Cdn$3,751,140. The closing of the Offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals, and is expected to occur in August 2009. On closing the Underwriters will be paid a cash commission equal to 5% (Cdn$1,437,937) of the gross proceeds of the Offering and compensation options entitling the Underwriters to purchase up to an additional 3% (maximum 427,110 common shares) of the Offering at a price of Cdn$2.19 per share exercisable in whole or in part for a twelve month period following the closing of the Offering.